June 13, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc. (“TSYS”)

Form 10-K and 10-KA for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008 and April 28, 2008, respectively

File No.: 1-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated June 2, 2008 with respect to TSYS’ Annual Report on Form 10-K and 10-KA for the year ended December 31, 2007. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.

We note the disclosure in Exhibit 13.1 to the 10-K that discusses your business in the Middle East and Africa. This discussion does not indicate specifically whether you sell to persons in Iran, Syria or Sudan, countries that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries or through other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

We do not sell to persons in Iran, Syria or Sudan. TSYS has no past, current, or anticipated operations in, or other contacts with, Iran, Syria or Sudan.

2.

Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with Iran, Syria and Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

Not applicable, please see response to Question 1.

3.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian, Syrian, or Sudanese government, or persons or entities controlled by any of the those governments, receive cash or act as intermediaries in connection with your operations.

Not applicable, please see response to Question 1.

Business, part 1

Major Customers, page 2

4.

We note your disclosure on page 2 that a significant amount of your revenue is derived from long-term contracts with large clients, including your major customers during 2007, Bank of America Corporation and Capital One Financial Corporation, and that for the year ended December 31, 2007, Bank of America Corporation and Capital One Financial Corporation accounted for approximately 11.8% and 13.1%, respectively, of your total revenues. It appears that your business may be substantially dependent on these contracts. Please tell us why you have not filed your long-term contracts with Bank of America and Capital One as exhibits to your Form 10-K, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

By way of background, our contracts with Bank of America Corporation and Capital One Financial Corporation relate to the provision by us of electronic payment processing services to these customers. These contracts are of the kind that “ordinarily accompany” our business, which is to provide electronic payment processing services to financial and non-financial institutions. While these are our two single largest contracts, we have other contracts representing as much as approximately 7% and 8% of our annual revenue, and our top 20 customer contracts represent almost 70% of our annual revenue.

We respectfully submit that our business is not substantially dependent on our contracts with either Bank of America Corporation or Capital One Financial Corporation. The example in Item 601(b)(10)(ii)(B) of customer contracts on which a business is “substantially dependent” references customer contracts for “the major part”

(as opposed to “a major part”) of a company’s services. This language indicates a threshold for the “substantially dependent” test at a level well in excess of the respective percentages of our annual revenue represented by these customers. While these contracts represent an important part of our business, neither approaches “the major part” of our services to our customers as a whole.

Further, Item 101(c)(1)(vii) requires disclosure of the “dependence” of a segment on a customer or customers, the loss of which would materially adversely affect a company’s business, as well as disclosure of the name of any 10% customer, the loss of which would materially adversely affect a company’s business. These two provisions when read together provide useful guidance with respect to the “dependence” test and suggest a threshold of 10% of a company’s annual revenue as the relevant measure of such term, at least where the loss of the customer would have a material adverse effect on the company. While acknowledging that these customers exceed the 10% threshold of Item 101(c)(1)(vii), we do not believe these customers exceed this threshold by a sufficient amount to classify our business as “substantially dependent” on the underlying contracts. We also point out that we have disclosed that the loss of either of these clients, or other large clients, “could” have a material adverse effect on our financial position, results of operations and cash flows; we have not concluded any such loss “would” have such an effect. We respectfully submit that, while the Commission could easily have linked the definition of “substantially dependent” in Item 601(b)(10)(ii)(B) to this 10% threshold combined with a material adverse effect in Item 101(c)(1)(vii), it did not. Instead, the example provided by Item 601(b)(10)(ii)(B) of “the major part” of a company’s services, coupled with the disclosure required under Item 101(c)(1)(vii), suggests to us a threshold for the “substantially dependent” test at a level well in excess of the 10% threshold or the respective percentages of our annual revenue represented by these customers.

In addition, consistent with the analysis set forth above, we do not believe the potential for a material adverse affect to occur with respect to the financial measures described above upon the loss of one of these customers makes our business substantially dependent on the contracts in question. In our view, the “substantial dependence” standard set forth in Item 601(b)(10)(ii)(B) would require that the potential impact from the loss of a contract for which a business is substantially dependent be more fundamental to the business as a whole. We have disclosed the existence of these customers on the basis that they would be considered important to a reasonable investor in making an investment decision with respect to our securities, but would not view the loss of either of these customers as being likely to have a fundamental impact on our business. By way of example, during 2006 one of our major customers transferred the processing of its consumer card portfolio from our system to the customer’s in-house system. The customer accounted for approximately 23.9% of our revenues at the time of termination and the revenues associated with the loss of this customer’s consumer card portfolio represented approximately 56.0% of the total revenues accounted for by this customer. Through the reduction in hardware and software expenses and the redeployment of personnel, we were able to maintain our earnings stream, protect our prospective earning capacity, and maintain our operating and profit margins.

For the reasons set forth above, we do not believe that our business is substantially dependent upon any contract with any major customer, including Bank of America Corporation and Capital One Financial Corporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

5.

Your description of the fluctuations in your revenue on page 27 of your annual report to shareholders does not explain whether changes in prices for the services you provide and products you buy and sell had a material effect on the changes in your revenues from one period to the next. You should disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. The existing disclosure fails to inform investors whether prices for the services and products you sold have increased or decreased and by how much. Please ensure that you address these matters in future filings. See Item 303(a)(3)(iii) of Regulation S-K.

On page 16 under Financial Overview of our annual report to shareholders, TSYS disclosed that:

“A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios.”

These discounts are incorporated through “tiered-pricing” schedules and are achieved once a client’s portfolio obtains certain volume milestones, such as transactions and authorizations processed, as well as the number of accounts stored on the Company’s processing systems. The majority of the changes in the Company’s revenues are attributable to volume activity. The amount of change associated with prices for services is immaterial.

The Company believes its disclosure complies with Item 303(a)(3)(iii) of Regulation S-K.

6.

On page 27 of your annual report to shareholders you discuss European financial institutions phasing-in the Single Euro Payments Area (SEPA) requirements. Please provide a clearer explanation of why the new SEPA schemes may lead to an increase in the outsourcing of payment processing functions to third-party providers such as you.

SEPA is an initiative driven by the EU Commission with the objective of creating a pan-EU, lower cost payment mechanism whereby all different payments types are treated in the same manner irrespective of EU country of origin. The cost differential between intra-country and cross border payments will be removed. The first step focused on credit transfers and direct debits, with implementation starting January 2008. The second step is SEPA Cards, where comments on a Consultative Paper are due from industry participants in August 2008, with a desired implementation date of 2010, although this is likely to shift.

To comply with this initiative, banks are modifying and/or replacing their payment infrastructures. To maximize this technology refresh/replacement investment, banks are seeking more cost effective solutions. In particular, Western European banks who have acquired new assets in the developing Central and Eastern European countries are now looking for a single technology solution for all countries where they have a presence in order to capture business and cost efficiencies.

SEPA plus bank consolidation coupled with continued pressure on interchange rates and increasing levels of regulatory compliance are converging to reduce the bank profit pool for payments. Such cost pressure is resulting in banks searching for more optimal processing solutions and considering the benefits of outsourcing. TSYS, with strong cross border technology, excellent delivery track record and the ability to offer competitive value propositions through the leverage of scale and rich feature functionality is well placed to benefit from this market change.

In future filings, the Company will further clarify why it believes the new SEPA schemes may lead to an increase in outsourcing to third-party providers.

7.

On page 27 of your annual report to shareholders you discuss implementation of the EMV standard for secure payments. In future filings, please consider expanding the description of the products and services you provide that relate to the implementation of the EMV standard for secure payments; to provide information that will be more readily accessible to someone who is not familiar with your products and industry. Also discuss why you stand to benefit from the implementation of the EMV standard.

We note your comments, and in future filings will consider the best way to expand the description of the products and services the Company provides that relate to the implementation of the EMV standard for secure payments.

EMV provides TSYS with the opportunity to increase revenue through the need to handle and manage more data within both the authorization and settlement transaction processes. With the increased amount of data contained with the card to terminal interaction (such as PIN usage at the point-of-sale), third-party processors will need to build and implement new systems to handle and verify the additional information. TSYS has also developed sophisticated EMV management technology that will allow the anticipated future move from static data authentication to dynamic data authentication to be accommodated.

8.

In your discussion of major customers on page 28 of your annual report to shareholders, and elsewhere in your annual report to shareholders, such as on page 30, you discuss deconverting Bank of America and Sears. Provide a clear description of the process of deconverting your customers, as well as the impact on your business. A significantly more detailed discussion of the impact of deconverting Bank of America appears warranted because Bank of America is one of your largest customers, and accounted for 11.8% of your revenue in 2007.

Through its processing systems, TSYS stores various volumes of data surrounding its clients’ portfolios, including information regarding our clients’ cardholders and historical transactional data. If a client decides to move its portfolio from TSYS’ systems to another system, the portfolio will be “deconverted” from TSYS.

The process of deconverting a portfolio involves various tasks, including testing and coordinating between TSYS and the new provider. In its simplest form, deconverting a portfolio means extracting the information related to the client’s portfolio on TSYS’ system and transferring it through digital or electronic means to the new provider’s system.

The impact on TSYS’ business usually results in a decrease in processing revenues. However, TSYS has demonstrated the ability to minimize the impact of the lost processing revenues through the reduction in hardware and software expenses and the redeployment of personnel.

As discussed in #4 above, TSYS was able to minimize the overall financial impact of the loss of approximately 56.0% of Bank of America’s revenues in 2006. TSYS still maintains an issuing and acquiring processing relationship with Bank of America.

In its Form 10-Ks for the years ended December 31, 2006 and 2005, and its Form 10-Q filings for the quarterly periods in between, the Company has previously provided a more detailed discussion of the impact of the Bank of America deconversion. The Company believes its disclosure in its current Form 10-K filing is adequate.

Item 9A. Controls and Procedures, page 15

9.

We note your CEO and CFO have concluded that your disclosure controls and procedures were “effective in timely alerting them to material information relating to [the Company] (including [your] consolidated subsidiaries) required to be included in [your] periodic SEC filings.” In your response letter, tell us whether your officers concluded that your disclosure controls and procedures are designed and effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms and to also designed to ensure that information required to be disclosed in the reports that you file or submits under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure. Please ensure that future filings express your conclusion regarding the effectiveness of your “disclosure controls and procedures” in terms that conform precisely to the definition of that term in Rule 13a-15(e).

Based upon the evaluation described on page 15 of TSYS' Form 10-K, the chief executive officer and chief financial officer concluded that as of December 31, 2007 TSYS' disclosure controls and procedures were designed and effective to ensure that the information required to be disclosed by TSYS in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and also designed to ensure that the information required to be disclosed in the reports that TSYS files or submits under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure. In future filings, TSYS' conclusions regarding the effectiveness of "disclosure controls and procedures" will be expressed in terms that conform precisely to the definition of that term in Rule 13a-15(e).

10.

We note that on page 83 of your annual report to shareholders, your “Management’s Report on Internal Control Over Financial Reporting” does not include a statement that the registered public accounting firm that audited your financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial reporting, but that you have included this statement on page 15 of your Form 10-K. Please tell us why you believe this complies with Item 308(a)(4) of Regulation S-K.

In response to Item 9A. of Form 10-K, TSYS incorporates by reference the information required by Items 308(a) and 308(b) of Regulation S-K from "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm (on the effectiveness of internal control over financial reporting)" as set forth in TSYS' annual report to shareholders. In prior years, "Management's Report on Internal Control Over Financial Reporting" included the statement required by Item 308(a)(4) of Regulation S-K in the last paragraph of management's report. This statement was inadvertently omitted from “Management’s Report on Internal Control Over Financial Reporting" set forth on page 83 of TSYS' 2007 annual report to shareholders. In future filings, TSYS will include the statement required by Item 308(a)(4) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 18

11.

On page 78 of your annual report to shareholders, in Note 20, you reference clients 1 and 2 that contributed approximately 13.1% and 11.8%, respectively, of total revenues. Consistent with paragraph (c)(1)(vii) of Item 101 of Regulation S-K, please disclose the identity of those customers or provide us with a detailed explanation of whether the loss of that customer would have a material affect on your company and its subsidiaries taken as a whole.

In accordance with Item 101(c)(i)(vii) of Regulation S-K, the Company identified the names of its major customers and the percentage of total revenues contributed by each on page 2 of its Form 10-K filing, and has indicated that the loss of our major customers, or other large clients, could have a material adverse effect on our financial position, results of operations and cash flows. The Company has also provided a discussion of and identified its major customers under the Financial Review section on pages 28 and 29 of our annual report to shareholders.

In accordance with paragraph 39 of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company does not believe it is required to disclose the identities of its major customers in the consolidated financial statements presented in the annual report to shareholders. The Company believes its disclosure complies with applicable rules.

Results of Operations, page 26

12.

We note your disclosures on page 35 of Exhibit 13 where you indicate that management evaluates the adequacy of its transaction processing reserves based on a formal analysis which assesses the probability of losses related to contractual contingencies and processing errors. Please explain further what changes occurred during fiscal 2007 that resulted in an decrease in your transaction processing provision from $7.4 million and $11.0 million in fiscal 2005 and 2006, respectively to $35,000 in fiscal 2007. Further, tell us what consideration you gave to expanding your MD&A disclosures to include a discussion of these changes and the impact on your results of operations.

The line item transaction and processing provision in the category “Other Expenses” is comprised of actual processing errors and contractual contingencies, as well as changes in estimates related to the Company’s provision for these items. In future filings, the Company will change the caption “transaction and processing provision” to a more descriptive title in order to alleviate any confusion as to what the expense line item encompasses.

The Company continues to improve the quality of our delivery of products and services to our customers. As a result, TSYS’ reserve for contractual contingencies and processing errors, which is based on historical data, decreased in 2007. Also, there were items contested by certain TSYS clients, for which TSYS provided reserves against, which were resolved in the Company’s favor in 2007. In addition, there was a contingency accrued in 2006 that was reversed in 2007 due to a favorable outcome of a client issue. These factors, combined with the Company’s improved quality of service, resulted in the expense recorded in 2007 being significantly lower as compared to the net expense in 2006 and 2005.

In explaining the overall change in other operating expenses, the Company provides a tabular disclosure of individual expense categories the Company considers as other operating expenses. The Company believes its discussion of the adequacy of transaction processing expenses was sufficient, but could be improved. The Company will expand its MD&A disclosures in future filings to include a discussion of these changes if the fluctuations are significant.

Pro Forma Net Income, page 37

13.

We note your reference to “pro forma” net income on page 37 of Exhibit 13.1. Tell us how you considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Also, tell us how you considered the guidance in footnote 12 to the Final Rules for the Conditions of Non-GAAP Financial Measures, which distinguishes between the use of the term “non-GAAP financial information” and “pro-forma financial information.”

TSYS considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making its determination to include disclosures of non-GAAP financial measures in Exhibit 13.1. TSYS' analysis of each of the elements set forth in Question 8 is provided below. In its future filings with the Commission that include a presentation of non-GAAP measures, TSYS will include more expansive disclosures concerning our use of, and the limitations associated with, non-GAAP financial measures.

•          the manner in which management uses the non-GAAP measure to conduct or evaluate its business

The non-GAAP financial measures presented by TSYS are utilized by management to better understand and assess TSYS’ operating results and financial performance. TSYS also uses the non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget, as well as to evaluate financial performance for executive and management compensation purposes.

•          the economic substance behind management’s decision to use such a measure

TSYS believes that non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results. Accordingly, TSYS includes non-GAAP financial measures when reporting its financial results to shareholders and investors in order to provide them with an additional tool to evaluate TSYS’ ongoing business operations. TSYS believes that the non-GAAP financial measure is a representative measure of comparative financial performance that reflects the economic substance of TSYS’ current and ongoing business operations.

•          the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure

Although non-GAAP financial measures are often used to measure TSYS’ operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

•          the manner in which management compensates for these limitations when using the non-GAAP financial measure

TSYS provides reconciliations with the use of each of its non-GAAP financial measures with its most directly comparable GAAP financial measure, whenever it uses such a measure. This allows a shareholder and an investor to easily assess the impact of any differences between the measure TSYS is presenting and similarly titled captions of other companies.

•          the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors

TSYS believes that its use of non-GAAP financial measures provides investors with the same key financial performance indicators that are utilized by management to assess TSYS’ operating results, to evaluate the business and to make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures in order to allow shareholders and investors an opportunity to see TSYS as viewed by management, to assess TSYS with some of the same tools that management utilizes internally and to be able to compare such information with prior periods. TSYS believes that the presentation of GAAP financial measures alone would not provide its shareholders and investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. TSYS therefore believes that inclusion of non-GAAP financial measures provides investors with more information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business, manage its budget and allocate its resources.

Upon review of footnote 12 to the Final Rules for the Conditions of Non-GAAP Financial Measures and Regulation S-X Rule 11-01, we have determined that the information presented should have been referred to as “non-GAAP” and not “pro forma”. In future filings we will refrain from using the term “pro forma” when referring to “non-GAAP” measures and we will only use the reference to “pro forma” in accordance with Regulation S-X Rule 11-01.

Consolidated Statements of Income, page 45

14.

Tell us how you considered presenting separate line item(s) for the cost of sales for each category of revenue (if material) or in the aggregate in your consolidated statements of operations. Based on your current disclosures, it appears that you consider all operating expenses to be cost of sales. Please confirm and if true, please explain further why you believe that the Company’s total expenses relate to revenue producing activities. For example, why would spin related expenses or an executive compensation costs be considered a cost of revenue? Further, tell us how your current presentation complies with Rule 5-03(b)(2) of Regulation S-X.

As previously communicated to the Commission in April 2002 and July 2002, the Company has used the same basic format to report its financial results, which format does not include disclosing cost of services separately from other operating expenses, since becoming a SEC reporting company in 1983.

Financial information with respect to cost of services applicable to electronic payment processing services, merchant acquiring services and other services is not available to the Company as its internal reporting systems are not designed to track costs in this manner.

The Company is currently in the process of a phased enterprise-wide conversion of its financial systems, as previously disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2007. In September 2007, the Company began utilizing a new enterprise resource planning system that will serve as its general ledger of record going forward. This new system will be implemented across the vast majority of TSYS subsidiaries in phases (began in September 2007) and is expected to be substantially completed in 2009.

As part of the planned conversion, the Company is implementing the infrastructure necessary to capture and segregate costs between cost of revenues and selling, general and administrative expenses. In addition, TSYS will train personnel, both domestically and internationally, and restructure internal processes and management tools to incorporate the new standardized reporting format. The Company believes that it will be in a position to prospectively capture these costs beginning in 2010.

For the Company, cost of sales effectively includes expenses related to employment, occupancy and equipment and other operating expenses. The Company believes it is impracticable to segregate these expenses prior to implementation of the new infrastructure, and that the current format provides more meaningful cost information. The Company believes the current format has been utilized and understood by the Company’s shareholders, as well as the investment community, for decades, and has provided a consistent and reliable structure to evaluate trends and assist in projecting future results. The Company believes the presentation has been appropriate.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 51

15.

Tell us whether any of your long-term service arrangements include up-front set-up fees charged to customers, and if so, clarify the nature of the up-front fee and how the related revenue is recognized.

The Company’s long-term service arrangements generally do not include up-front set-up fees charged to customers. When we do receive an up-front fee, the Company defers the recognition of these fees over the contract term.

16.

We note that with the purchase of TSYS Card Tech in fiscal 2006, the Company began offering “server-based” software licensing arrangements, which included consulting and implementation services, maintenance agreements and processing services. Please tell us the amount of revenues recognized from these arrangements for each period presented. Also, tell us what you mean by “server-based” licensing arrangements. Does the Company host this software? If so, tell us how you considered EITF 00-3 in determining that such arrangements are software arrangements within the scope of SOP 97-2 versus service arrangements that would fall outside the scope of SOP 97-2. In this regard, tell us whether your customers have the rights to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

Please see the table below for a summary of the revenues recognized from the Company’s “server-based” software licensing arrangements through TSYS Card Tech:

Revenue Caption	Period From July 11, 2006 to December 31, 2006	Period From January 1, 2007 to December 31, 2007
	$ Million	$ Million

Licenses	2.0	6.6
Consulting And Implementation Services	6.2	17.9
Maintenance Agreements (PCS)	4.8	11.0
Hosting Services	1.3	2.3

TOTAL	14.3	37.8

“Server-based” licensing arrangements refer to the fact that the software licensed to customers is developed to run in a server environment (as compared to a mainframe environment). A non-exclusive license to operate the software is offered to the client for a fixed period of time, which upon expiration can be renewed on an annual basis. All clients with a license arrangement take possession of and operate the software themselves, and revenue is therefore recognized under SOP 97-2.

The Company does host the software for a small number of clients, but never under a licensing arrangement. Those clients for whom the Company provides hosting services enter into separate services agreements, which are outside the scope of SOP 97-2. At no point during the term of the hosting agreement do the clients have a license to use the software themselves or have the right to take possession of the software. If the hosting client desires to run the software on their own hardware or contract with another party unrelated to the Company to host the software, then the client would be required to enter into a separate licensing arrangement, the terms of which would be agreed upon at the time the change takes place. As shown above, the revenues derived from hosting arrangements are immaterial.

17.

We further note that for your server-based software licenses, the fair value of maintenance and support services is measured by the renewal rates offered to the client. Please tell us whether these renewal rates are stated in the contract or whether VSOE of fair value is based on separate sales of maintenance upon renewal. If the renewal rates are stated in the contract, then tell us what percentage of your customers actually renew at the stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. Also, please explain what impact price negotiations, if any, at renewal have on your ability to establish VSOE of PCS. Further, please tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this “normal” range. If VSOE is based on separate renewal sales, then please describe the process you use to evaluate the various factors that effect your VSOE including customer type and pricing factors. Further address the issue that if you VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

The renewal rates are stated in the contract, and are generally based on a defined indexation, such as Consumer Price Index or the Retail Prices Index. For those customers who actually renew, almost all renew at the contracted rate.

In respect to the server-based software licenses described above in #16, the Company does not have VSOE for the fair value of PCS as the Company requires its customers to renew PCS in order to continue to use the software. As such, these arrangements are regarded as multi-year, time-based licenses under SOP 97-2 and are deferred accordingly.

Note 23. Synovus Spin-off of TSYS, page 80

18.

We note that in conjunction with the spin-off arrangement, the Company entered into several agreements with Synovus and/or CB&T including an Assignment and Assumption Agreement, an Employee Matters Agreement and a Tax Sharing Agreement. Please describe the overall terms and conditions of these agreements and tell us whether these arrangements include guarantees for future payments to Synovus or CB&T. If so, please tell us how you considered the guidance in FIN 45 to record a liability for such guarantees or, at a minimum, to include disclosures regarding these arrangements pursuant to paragraph 13 of such guidance.

With respect to a description of the overall terms and conditions of the agreements entered into in conjunction with the spin-off, the Company notes the Staff’s request and directs the Staff to the summary attached as Annex A hereto.

The Company has reviewed the spin-off related agreements and does not believe they contain items that would be considered guarantees under Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 indicates in paragraph 4 that the “scope of this interpretation does not encompass indemnifications or guarantees of an entity’s own future performance.” The Company believes the indemnifications the Company agreed to provide to Synovus and/or CB&T in the spin-off agreements are agreements to be responsible for its own liabilities, rather than an agreement to “stand-in” on behalf of Synovus and/or CB&T or any other third party for their liabilities, and therefore are outside the scope of FIN 45.

Exhibits 31.1 and 31.2

19.

We note that your Section 302 certifications contain language that varies from the wording set forth in Item 601(b)(31) of Regulation S-K because in paragraph 4(d), you have modified the required language. Please note that the certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Ensure that you provide the appropriate language in certifications included in future filings.

In future filings, the language contained in TSYS’ Section 302 certifications will not vary from the wording set forth in Item 601(b)(31) of Regulation S-K.

TSYS acknowledges that:

•	TSYS is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	TSYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,

/s/James B. Lipham
James B. Lipham
Senior Executive Vice President
and Chief Financial Officer

ANNEX A

Plan of Distribution

The Plan of Distribution, entered into by the parties on October 25, 2007, sets forth Total System Services, Inc.’s (“TSYS”) agreements with Synovus Financial Corp. (“Synovus”) and Columbus Bank and Trust Company (“CB&T”) regarding the principal transactions that were necessary to separate TSYS from Synovus, in particular, by TSYS paying a special dividend in an aggregate amount of $600 million to all TSYS shareholders (including to Synovus indirectly) and by Synovus distributing all the TSYS shares it held to Synovus shareholders. It also sets forth other agreements that govern certain aspects of TSYS’ relationship with Synovus and its subsidiaries. The Plan of Distribution sets forth certain conditions that were required to be satisfied before the Board of Directors of each party met to set the record date for the special dividend and the distribution of TSYS shares from CB&T to Synovus and, following that distribution, from Synovus to Synovus shareholders. The spin-off of TSYS from Synovus became effective upon the distribution of TSYS shares to Synovus shareholders on December 31, 2007.

The Distribution

The Plan of Distribution governs the rights and obligations of the parties regarding the spin-off transaction. In summary, once all conditions to the spin-off were satisfied, TSYS was required to pay the special dividend to all TSYS shareholders as of the record date, including Synovus (indirectly) and, immediately following the payment of the special dividend to TSYS shareholders, CB&T was required to distribute all of the shares of TSYS common stock held by it to Synovus, and Synovus was required to distribute these shares to Synovus shareholders.

The Plan of Distribution contemplates two “stages” prior to the declaration of the special dividend and the spin-off. The “first stage” ran from the date of execution of the Plan of Distribution until the satisfaction (or waiver) of certain conditions to each party’s obligation to proceed with the spin-off. The “second stage” ran from the completion of “first stage” until the Board of Directors (or designated committee thereof) of each party met to consider authorizing and declaring the special dividend and the spin-off. Upon completion of the “first stage”, the parties were required to arrange meetings of their respective Boards of Directors (or properly designated committees thereof). Upon completion of the “second stage”, each Board of Directors (or committee thereof) was required to consider, declare and authorize (i) in the case of the TSYS Board of Directors (or committee thereof), the special dividend; (ii) in the case of the CB&T Board of Directors (or committee thereof), the distribution of all of the shares of TSYS common stock held by it to Synovus and (iii) in the case of the Synovus Board of Directors (or committee thereof), the distribution of all of the shares of TSYS common stock, transferred to it by CB&T, to Synovus shareholders.

The conditions for the “first stage” of the special dividend and the spin-off included the following:

•	TSYS shareholder approval of amendments to the Articles of Incorporation and Bylaws (note that CB&T agreed to vote its 80.8% interest in TSYS common stock in favor of the amendments);

•	obtaining all material governmental approvals necessary to consummate the spin-off, including the approval of the spin-off by the Georgia Department of Banking and Finance; and

•	there being no legal restraint or prohibition preventing the consummation of the spin-off or any other transaction related to the spin-off being in effect.

The conditions for the “second stage” of the special dividend and the spin-off included the following:

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each Board of Directors (or designated committee thereof) of TSYS and Synovus making the determination required to be made by it under the Georgia Business Corporations Code in order to declare the dividend and the spin-off;

•	Synovus’ receipt of a tax opinion from King & Spalding LLP;

•	execution and delivery of the ancillary agreements described below;

•	obtaining all material government approvals necessary to consummate the spin-off including the approval of the spin-off by the Georgia Department of Banking and Finance; and

•	there being no legal restraint or prohibition preventing the consummation of the spin-off or any other transaction related to the spin-off being in effect.

Exchange of Information

The parties agreed to provide each other with information reasonably necessary to comply with reporting, disclosure or filing requirements of governmental authorities, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, claims, litigation or similar requests, business or legal related. The parties agreed to certain record retention and production procedures and agreed to cooperate in any litigation as described below. After the spin-off, each party agreed to maintain, at its own cost and expense, adequate systems and controls for its business to the extent reasonably necessary to allow the other parties to satisfy their reporting, accounting, audit and other obligations. Each party also agreed to provide to another party, upon request, all financial and other data and information that the requesting party determines necessary or advisable in order to prepare its financial statements and reports or filings. Each party agreed to use its reasonable commercial efforts to make available to the other parties its current, former and future directors, officers, employees and other personnel or agents who may be used as witnesses and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

Expenses

Except as otherwise provided in any ancillary agreement, Synovus agreed to pay all expenses incurred in connection with the printing and delivery of the Information Statement required to be delivered by Synovus to its shareholders who received shares of TSYS common stock in the spin-off or incurred by a transfer agent in connection with the spin-off. TSYS agreed to pay all costs incurred in connection with the printing and delivery of the TSYS Proxy Statement or incurred by a transfer agent in connection with the special dividend. All other costs and expenses incurred in connection with the transaction were to be paid by the party incurring the expense.

Dispute Resolution

Except as otherwise provided in the Tax Sharing Agreement, in the event of any dispute arising out of the Plan of Distribution or any other ancillary agreement, the parties agreed to negotiate for a reasonable period of time to resolve any disputes among the parties. If the parties are unable to resolve disputes in this manner, the disputes will be resolved through mediation and then binding arbitration.

Non-Solicitation

TSYS, on one hand, and Synovus and its subsidiaries, on the other, agreed to refrain from directly soliciting or recruiting employees of the other party who are employed by such party as of the date of the Plan of Distribution or immediately after the spin-off date without the other party’s prior written consent for the period beginning on the date of the Plan of Distribution and ending one year after the spin-off date. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation.

Trademarks

From and after the spin-off, TSYS agreed to promptly, but in any event no later than 12 months following the spin-off date, cease using the trademarks and other intellectual property allocated to Synovus and CB&T. Each of Synovus and CB&T agreed to promptly, but in any event no later than 12 months following the spin-off date, cease using the trademarks and other intellectual property allocated to TSYS.

Indemnification

The Distribution Agreement does not contain separate indemnification provisions; instead, any claim for indemnification is governed by the Indemnification and Insurance Matters Agreement described below.

Employee Matters Agreement

TSYS entered into an Employee Matters Agreement with Synovus prior to the spin-off that governs TSYS’ compensation and employee benefit obligations with respect to TSYS’ current and former employees. The Employee Matters Agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the spin-off including, without limitation, the treatment of existing health and welfare benefit plans, savings plans, equity-based plans, and deferred compensation plans and TSYS’ establishment of new plans. In connection with the spin-off, TSYS adopted, for the benefit of TSYS employees, a variety of compensation and employee benefits plans that are generally comparable in the aggregate to those provided to employees immediately prior to the spin-off. TSYS reserves the right to amend, modify or terminate each such plan in accordance with the terms of that plan. However, in general, through December 31, 2008, each TSYS plan will have substantially similar provisions as the comparable Synovus plan. The Employee Matters Agreement provides that as of the close of the spin-off, TSYS employees generally ceased to be active participants in, and TSYS generally ceased to be a participating employer in, the benefit plans and programs maintained by Synovus. As of such time, TSYS employees generally became eligible to participate in all of TSYS’ applicable plans. In general, TSYS was required to credit each of its employees with his or her service with Synovus prior to the spin-off for all purposes under plans maintained by TSYS, to the extent the corresponding Synovus plans give credit for such service and such crediting does not result in a duplication of benefits.

The Employee Matters Agreement provides that as of the spin-off date, except as specifically provided therein, TSYS generally was required to assume, retain and be liable for all wages, salaries, welfare, incentive compensation and employee-related obligations and liabilities for all current and former employees of its business. Except as provided in the Employee Matters Agreement, Synovus generally retained responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related obligations and liabilities with respect to former employees not associated with TSYS’ business and current employees who are not otherwise transferred to employment with TSYS in connection with the spin-off. The Employee Matters Agreement also provided for the transfer of assets and liabilities relating to the pre-distribution participation of TSYS employees and former employees of TSYS’ business in various Synovus retirement, welfare, incentive compensation and employee benefit plans from such plans to the applicable plans TSYS adopts for the benefit of TSYS employees.

The Employee Matters Agreement also addresses employees who transfer from TSYS to Synovus or from Synovus to TSYS during the year following the spin-off date.

401(k) and Other Savings Plans

The Employee Matters Agreement required TSYS to establish effective January 1, 2008, the new TSYS 401(k), profit sharing and money purchase pension plans. The plans were required to assume the plan accounts as soon as reasonably practicable, including all assets and liabilities, of current TSYS employees under the corresponding Synovus plans.

Health and Welfare Plans

The Employee Matters Agreement required that not later than the spin-off date, TSYS establish employee and retiree health care plans and cease to participate in Synovus’ health care plans. Effective as of the spin-off date, TSYS generally assumed all liabilities under the Synovus health care and welfare plans for claims incurred by current and former TSYS employees. TSYS also was required to establish a long-term disability plan and comply with workers’ compensation requirements.

Deferred Compensation

Effective as of January 1, 2008, TSYS was required to establish a TSYS deferred compensation plan for the benefit of individuals who are current or former TSYS employees. TSYS was required to assume all responsibilities and obligations relating to such individuals under TSYS’ newly established deferred compensation plan. TSYS also was required to establish a grantor (“rabbi”) trust to hold all contributions and earnings credited pursuant to the TSYS deferred compensation plan. Not later than 30 days following the spin-off date, Synovus was required to transfer assets to the TSYS grantor trust equal to the liabilities under the Synovus deferred compensation plan with respect to TSYS participants.

Synovus Equity Awards

The Employee Matters Agreement provides that each outstanding Synovus stock option that was held as of the spin-off date by a current or former TSYS employee was converted into TSYS options for those holders who were current or former TSYS employees on the spin-off date and that the award otherwise would continue to be governed by the same terms and conditions of the existing Synovus option. Any Synovus stock option held by a person who was not a current or former TSYS employee as of the spin-off date would continue to be an option to purchase Synovus shares, but the option was required to be equitably adjusted to reflect the change in Synovus’ enterprise value by reason of the spin-off. TSYS stock options were subject, on a reciprocal basis, to the same treatment described above with respect to Synovus options. TSYS and Synovus were responsible for settling their own respective awards, and the employer of the holder at the time of settlement was entitled to any resulting tax deduction.

Each holder of a share of restricted Synovus stock at the time of the spin-off was entitled to continue to hold such share and, in addition, was entitled to receive a dividend of TSYS’ common stock the same as other holders of Synovus shares. The restricted Synovus stock and TSYS common stock received in the spin-off are subject to the same vesting conditions that applied to the restricted Synovus share immediately before the spin-off.

Indemnification

The Employee Matters Agreement provides that any claim by the parties for indemnification is governed by the Indemnification and Insurance Matters Agreement described below.

Transition Services Agreement

TSYS entered into a Transition Services Agreement with Synovus prior to the spin-off under which TSYS and Synovus agreed to provide certain services to each other for a specified period following the spin-off. The services to be provided include services regarding business continuity and management, including services relating to human resources and employee benefits, payroll, corporate legal and travel services, corporate communications and investor relations services, tax and finance support services, telecommunications services and information technology services.

The recipient of any services is generally required to pay an agreed upon service charge and reimburse the provider any out of pocket expenses, including the cost of any third party consents required. The Transition Services Agreement requires services to be provided until the earlier to occur of (i) the last expiration date of scheduled service; (ii) the termination of such service upon 30 days notice from the party receiving the service that it has no further need for such service or (iii) the termination of such service due to a force majeure event continuing for more than 30 consecutive days.

Indemnification

TSYS and Synovus each agreed to indemnify the other for certain losses, liabilities, damages, claims, demands, judgments or settlements, including reasonable costs and expenses and legal and accounting fees (collectively, “Losses”), incurred in connection with the services performed pursuant to the Transition Services Agreement. The provider of such services (whether TSYS or Synovus) will be indemnified by the recipient for all such Losses other than those resulting from the provider’s gross negligence, willful misconduct or material breach of its obligations pursuant to the Transition Services Agreement. The recipient of such services (whether TSYS or Synovus) will be indemnified by the provider for all such Losses resulting from the provider’s gross negligence, willful misconduct or breach of its obligations pursuant to the Transition Services Agreement. Any indemnification claim is subject to the procedures provided pursuant to the Indemnification and Insurance Matters Agreement.

Tax Sharing Agreement

TSYS, Synovus and CB&T entered into a Tax Sharing Agreement that generally governs each party’s respective rights, responsibilities and obligations after the spin-off with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the spin-off to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code (the “Code”) (including as a result of Section 355(e) of the Code). Under the Tax Sharing Agreement, subject to certain exceptions, TSYS and Synovus generally are responsible for the payment of all income and non-income taxes attributable to their respective operations, and the operations of their respective direct and indirect subsidiaries, whether or not such tax liability is reflected on a consolidated or combined tax return filed by Synovus.

Responsibility and Indemnification for Taxes

Notwithstanding the foregoing, under the Tax Sharing Agreement, TSYS also generally is responsible, and has agreed to indemnify Synovus, for 100% of certain taxes that arise from the failure of the spin-off to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, to the extent that such failure to qualify is attributable solely to:

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any inaccurate statement or representation of fact or intent (or omission to state a material fact) in TSYS’ representations as to the tax-free status of the distributions under the Tax Sharing Agreement;

•	any inaccurate statement or representation of fact or intent (or omission to state a material fact) in an officer’s certificate that was provided by TSYS pursuant to the Tax Sharing Agreement; or

•	any action or omission by TSYS or any of its affiliates after the date of the Tax Sharing Agreement, including an acquisition of TSYS resulting in the application of Section 355(e) of the Code.

Similarly, Synovus generally is responsible, and has agreed to indemnify TSYS, for 100% of certain taxes that arise from the failure of the spin-off to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, to the extent that such failure to qualify is attributable solely to

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any inaccurate statement or representation of fact or intent (or omission to state a material fact) in Synovus’ representations as to the tax-free status of the distributions under the Tax Sharing Agreement;

•	any inaccurate statement or representation of fact or intent (or omission to state a material fact) in an officer’s certificate that was provided by Synovus pursuant to the Tax Sharing Agreement; or

•	any action or omission by Synovus or any of its affiliates after the date of the Tax Sharing Agreement, including an acquisition of Synovus resulting in the application of Section 355(e) of the Code.

In addition, TSYS and Synovus each generally is responsible, and has agreed to indemnify the other, for 50% of any taxes that arise from the failure of the spin-off to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, if such failure is for any reason for which neither TSYS nor Synovus is solely responsible. The Tax Sharing Agreement also imposes restrictions on TSYS’ and Synovus’ respective abilities to engage in certain actions following TSYS’ separation from Synovus and sets forth the respective obligations of TSYS and Synovus with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Restrictions in Connection with the Tax Treatment of the Distribution

Under the Tax Sharing Agreement, TSYS and Synovus have agreed not to take any actions that would result in any tax being imposed on the spin-off. More specifically, for a specified period following the spin-off, TSYS has agreed not to take any of the following actions without the prior written consent of Synovus (which may not be withheld if TSYS provides a tax opinion or other satisfactory evidence to Synovus that the proposed action will not cause the spin-off to become taxable):

•	voluntarily liquidate or partially liquidate, including by way of merger or consolidation, any TSYS affiliate, other than TSYS;

•	voluntarily liquidate or partially liquidate TSYS;

•	cause or permit TSYS to cease to engage in the active conduct of the businesses conducted by TSYS and its affiliates as of the spin-off date; or

•	sell, transfer, or otherwise dispose of TSYS’ assets that, in the aggregate, constitute more than 50% of its gross assets, excluding any sales conducted in the ordinary course of business.

Georgia Income Tax Credits

Historically, TSYS has assigned certain Georgia income tax credits to Synovus, and Synovus has paid TSYS the full amount by which its net federal and state income tax liability was reduced by its use of the credits. Georgia state law permits TSYS under certain circumstances to continue to assign certain Georgia income tax credits to Synovus for a ten-year period following the spin-off. Synovus will pay TSYS 75% of the amount by which Synovus’ use of credits assigned to Synovus by TSYS after the spin-off reduces Synovus’ net federal and state income tax liability.

Indemnification and Insurance Matters Agreement

TSYS entered into an Indemnification and Insurance Matters Agreement with Synovus which sets forth the terms on which the parties release each other from certain acts or omissions occurring prior to the spin-off and indemnify each other in respect of certain losses arising out of a party’s business or breach of the Plan of Distribution or any ancillary agreement. The Indemnification and Insurance Matters Agreement also regulates the obligations of the parties with respect to the ongoing insurance arrangements.

Release of Pre-Distribution Date Claims

Effective as of the spin-off date, TSYS released Synovus and its affiliates, agents, successors and assigns, and Synovus released TSYS and its affiliates, agents, successors and assigns, from any liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the spin-off date. This provision does not impair either party from enforcing the Plan of Distribution, any ancillary agreement or any arrangement specified in such agreements.

General Indemnification Provisions

TSYS will indemnify Synovus and its affiliates, agents, successors and assigns from all liabilities (other than liabilities related to tax, which are solely covered by the Tax Sharing Agreement) arising from TSYS' business and any breach by TSYS of the Plan of Distribution or any of the ancillary agreements described in this Annex A, unless such ancillary agreement expressly provides for separate indemnification, in which case such separate indemnification shall govern any claim.

Synovus will indemnify TSYS and its affiliates, agents, successors and assigns from all liabilities (other than liabilities related to tax, which are solely covered by the Tax Sharing Agreement) arising from Synovus’ business and any breach by Synovus of the Plan of Distribution or any of the ancillary agreements described in this Annex A, unless such ancillary agreement expressly provides for separate indemnification, in which case such separate indemnification shall govern any claim.

Insurance Matters

After the spin-off, TSYS retained its rights to insurance under its own policies and shared policies with Synovus for liabilities occurring prior to the spin-off in connection with the conduct of TSYS’ business or a claim which is made against TSYS regarding the conduct of Synovus’ business. The Indemnification and Insurance Matters Agreement contains provisions governing the recovery by and payment to TSYS of insurance proceeds related to TSYS’ business and arising on or prior to the spin-off date and TSYS’ insurance coverage. The parties agreed to procure for the benefit of each other, run-off directors and officers liability insurance for a six-year period from the date of the spin-off.

Master Confidential Disclosure Agreement

TSYS entered into a Master Confidential Disclosure Agreement with Synovus which sets forth the terms on which, after the spin-off, each party may, subject to certain limitations, use and disclose to third-parties the confidential information of the other party. Confidential information may only be used by the receiving party, its representatives or sublicensees to perform its obligations and exercise its rights under the Plan of Distribution and ancillary agreements. The confidentiality restrictions apply for five years after the later of the spin-off and the date of disclosure, with the exception of trade secrets, as defined by the Georgia Trade Secrets Act, which are protected for as long as they remain trade secrets. The Master Confidential Disclosure Agreement does not contain separate indemnification provisions; instead, any claim for indemnification is governed by the Indemnification and Insurance Matters Agreement described above.

General Assignment and Assumption Agreement

TSYS entered into a General Assignment and Assumption Agreement with Synovus which provided for the transfer between the parties of certain assets and liabilities of de minimis value. Pursuant to the Assignment and Assumption Agreement, Synovus transferred to TSYS (i) certain computer equipment and automobiles with aggregate value less than $60,000 and (ii) any liability associated with one certain ongoing litigation proceeding. The responsibility for management of such litigation was transferred to TSYS. Any potential indemnification for such litigation is to be governed by the Indemnification and Insurance Matters Agreement described above.